Mail Stop 7010

        July 17, 2006

via U.S. mail and facsimile

Mr. Nathan G. Leaphart, III
Corporate Controller and Principal Financial Officer
Glassmaster Company
P.O. Box 788
Lexington, SC 29071

Re: Glassmaster Company
 Form 10-KSB for the year ended August 31, 2005
 Forms 10-QSB for the quarter ended December 4, 2005
       Form 10-QSB for the quarter ended March 5, 2006
       File No. 0-2331

Dear Mr. Leaphart:

       We have completed our review of your Form 10-KSB and related
filings and have no further comments at this time.

       If you have any further questions regarding our review of
your
filings, please direct them to me at (202) 551-3255.

        Sincerely,

        Nili Shah

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

          DIVISION OF
CORPORATION FINANCE